

Mail Stop 3720

January 7, 2010

Mr. Walter Cruickshank
Chief Financial Officer
Natural Blue Resources, Inc.
146 West Plant Street
Suite 300
Winter Garden, Florida 34787

> **RE:** **Natural Blue Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009, as amended April 17, 2009 and December 28, 2009**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009**
> **Filed May 20, 2009 and August 19, 2009, as amended August 20, 2009 and December 28, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 23, 2009**
> **File No. 333-128060**

Dear Mr. Cruickshank:

We have reviewed your letter dated December 24, 2009 and your filings and have the following comments. We are requesting that you file an amended Form 10-K filing in response to these comments not later than ten business days from the date of this letter.

In some of our comments, we have also asked you to provide us with certain supplemental information so we may better understand your disclosure. Please provide that information to us not later than ten business days from the date of this letter. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Signatures

1. We note your response to prior comment 15 from our letter dated November 2, 2009. We also note that you have not included a signature from your principal accounting officer or controller. Your Form 10-K must be signed by the registrant, on behalf of the registrant by your principal executive officer, your principal financial officer, your controller or principal

accounting officer, and by at least the majority of the board of directors. See General Instruction D to Form 10-K. Please amend your 10-K promptly to comply with that requirement.

Form 10-Q for the Quarterly Period Ended June 30, 2009

General

2. We note you amended your Form 10-Q for the quarterly period ended June 30, 2009 by filing a Form 10-Q/A on November 9, 2009. Please file an Item 4.02 Form 8-K detailing the restatement as soon as possible.

M. Restatement, page 18

3. We note your restatement for the change in the closing date of the AMS sale and your statement that "with the change in closing date, the AMS assets and liabilities are required to be consolidated with the Company as of June 30, 2009, while the loss on the sale of AMS is to be reported as of July 1, 2009." Please confirm to us that you recorded the loss on the sale in the quarterly period ended September 30, 2009.

Form 10-Q for the Quarterly Period Ended September 30, 2009

4. We note that the financial statements included in your Form 10-Q for the quarterly period ended September 30, 2009 filed on November 23, 2009 were not reviewed. Please amend your filing as soon as possible to include financial statements reviewed by your independent accountant as required by Paragraph (d) of Rule 10-01 of Regulation S-X. Once you have filed a reviewed Form 10-Q for the quarterly period ended September 30, 2009 we may have further comments.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

5. Revise your filing to delete the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995 because such protection is not available to issuers of penny stock.

Item 6. Exhibits

Exhibit 31.1

6. We note that you have changed the language throughout the certification required by Exchange Act Rule 13a-14(a). Revise your certifications throughout to conform to the language in Item 601(31)(i) of Regulation S-K. In addition, please provide certifications from your principal financial officer. Please note that if one individual serves as principal

executive and principal financial officer, you may include one certification and note both titles below the signature.

* * * *

Please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. We may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Inessa Kessman, Senior Staff Accountant at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director